SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 14, 2004

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒         Form 40-F  ☐

Enclosures:

1.                                                               Nokia Press Release dated April 14, 2004 and titled:

Nokia shares cancelled pursuant to the resolution of the Annual General Meeting

SIGNATURE

                         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2004		Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel

PRESS RELEASE

April 14, 2004

Nokia shares cancelled pursuant to the resolution of the Annual General Meeting

Pursuant to the resolution taken by the Annual General Meeting on March 25, 2004, 132,536,200 of Nokia shares held by the company have been cancelled. The share capital of Nokia Corporation has been reduced by the total nominal value of the cancelled shares amounting to EUR 7,952,172, which was transferred from share capital into share issue premium capital.

The reduction in share capital was registered with the Finnish Trade Register on April 14, 2004. As a result of the reduction, the share capital of Nokia currently is EUR 279,825,618.00 and the total number of shares outstanding 4,663,760,300.

Further information:

Nokia

Corporate Communications

Tel: +358 (0) 7180 34900

Fax: +358 (0) 7180 38226

Email: press.office@nokia.com

www.nokia.com